

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Michael K. Wirth
Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

Re: Chevron Corporation
Registration Statement on Form S-4
Filed December 3, 2020
File No. 333-251094

Dear Mr. Wirth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David E. Lillevand